SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2020

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein

99.1	Magic Reports Second Quarter and First Half 2020 Financial Result

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2020	By:	/s/ Asaf Berenstin
	Name:	Asaf Berenstin
	Title:	Chief Financial Officer

2

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Magic Reports Second Quarter and First Half 2020 Financial Result

3

Exhibit 99.1

PRESS RELEASE

Magic Reports Second Quarter and First Half 2020 Financial Results with Record-Breaking Operating Income of $9.8 million, reflecting a 22% Year Over Year Growth, and Announces Distribution of Semi-Annual Cash Dividend of $8.6 Million for the First Half of 2020

Non-GAAP operating income reached a record-breaking $12.2 million, reflecting a 14% year over year growth

Or Yehuda, Israel, August 13, 2020 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of end-to-end integration and application development platforms solutions and IT consulting services, announced today its financial results for the second quarter and first half ended June 30, 2020.

Financial Highlights for the Second Quarter Ended June 30, 2020

●	Revenues for the second quarter increased 12% to $86.5 million compared to $77.1 million in the same period last year.

●	Operating income for the second quarter increased 22% to $9.8 million compared to $8.0 million in the same period last year.

●	Non-GAAP operating income for the second quarter increased 14% to $12.2 million compared to $10.7 million in the same period last year.

●

Net income attributable to Magic’s shareholders for the second quarter increased 19% to $5.7 million, or $0.12 per fully diluted share, compared to $4.8 million, or $0.08 per fully diluted share in the same period last year.

●

Non-GAAP net income attributable to Magic’s shareholders for the second quarter increased 14% to $8.1 million, or $0.17 per fully diluted share, compared to $7.1 million, or $0.14 per fully diluted share, in the same period last year.

Financial Highlights for the Six-Month Period Ended June 30, 2020

●	Revenues for the first half of 2020 increased 15% to $171.7 million compared to $148.9 million in the same period last year.

●	Operating income for the first half of 2020 increased 13% to $18.6 million compared to $16.4 million in the same period last year.

●	Non-GAAP operating income for the first half of 2020 increased 12% to $23.2 million compared to $20.8 million in the same period last year.

●

Net income attributable to Magic’s shareholders for the first half of 2020 increased 14% to $11.6 million, or $0.24 per fully diluted share, compared to $10.2 million, or $0.19 per fully diluted share in the same period last year.

●

Non-GAAP net income attributable to Magic’s shareholders for the first half of 2020 increased 27% to $17.5 million, or $0.36 per fully diluted share, compared to $13.7 million, or $0.28 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the first half of 2020 amounted to $28.1 million compared to $26.6 million in the same period last year.

●	As of June 30, 2020, Magic’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $91.7 million.

●	Magic is reiterating its May 2020 guidance for full year revenues of between $350 million to $360 million on a constant currency basis, reflecting annual growth of 7.5% to 10.6%.

Declaration of Dividend for the First Half of 2020

In accordance with its dividend distribution policy, the Company’s board of directors declared a semi-annual cash dividend in the amount of 17.5 cents per share and in the aggregate amount of approximately $8.6 million, reflecting approximately 75% of its distributable profits for the first half of 2020.

The dividend is payable on September 10, 2020 to all of the Company’s shareholders of record at the close of the NASDAQ Global Select Market on August 27, 2020.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“In spite of the COVID-19 pandemic outbreak in March 2020, our outlook for 2020 has improved due to an increased demand, from existing and new customers, for digital transformation projects, as COVID-19 forced organizations and their employees to adapt to the new forced reality and work environment.”

“We are pleased to witness that our strong and stable financial position, coupled with our constant efforts to become a trusted advisor of the digital transformation market, are paying off, and we will continue to make our best efforts to enhance our portfolio, both organically and through acquisitions in order to offer the best one-stop-shop for digital transformation.”

Conference Call Details

Magic’s management will host a conference call on Thursday, August 13, 2020 at 10:00 am Eastern Daylight Time (5:00 p.m. Israel Daylight Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available under the Investor Relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributable to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic’s financial condition and results of operations. Magic’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Equity-based compensation expenses;

●	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Acquisition-related costs;

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Noam Amir
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited
Revenues	$86,521	$77,060	$171,729	$148,860
Cost of Revenues	61,728	52,476	122,120	101,984
Gross profit	24,793	24,584	49,609	46,876
Research and development, net	1,989	2,496	4,163	4,042
Selling, marketing and general and administrative expenses	12,962	14,050	26,858	26,408
Total operating costs and expenses	14,951	16,546	31,021	30,450
Operating income	9,842	8,038	18,588	16,426
Financial income (expenses), net	(1,135)	35	(618)	(206)
Income before taxes on income	8,707	8,073	17,970	16,220
Taxes on income	2,081	1,897	4,069	3,517
Net income	$6,626	$6,176	$13,901	$12,703
Net income attributable to redeemable non-controlling interests	(237)	(1,130)	(561)	(2,012)
Net income attributable to non-controlling interests	(652)	(211)	(1,750)	(504)
Net income attributable to Magic's shareholders	$5,737	$4,835	$11,590	$10,187

Net earnings per share attributable to Magic's shareholders :
Basic	$0.12	$0.08	$0.24	$0.19
Diluted	$0.12	$0.08	$0.24	$0.19

Weighted average number of shares used in computing net earnings per share
Basic	49,002	48,891	48,980	48,876
Diluted	49,042	48,985	49,044	48,982

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share data)

	Three months ended				Six months ended
	June 30,				June 30,
	2020		2019		2020		2019
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$86,521	100%	$77,060	100%	$171,729	100%	$148,860	100%
Gross profit	26,454	30.6%	25,940	33.7%	52,826	30.8%	49,584	33.3%
Operating income	12,223	14.1%	10,695	13.9%	23,194	13.5%	20,757	13.9%

Net income attributable to Magic's shareholders	8,100	9.4%	7,091	9.2%	17,475	10.2%	13,743	9.2%

Basic earnings per share	$0.17		$0.14		$0.36		$0.28
Diluted earnings per share	$0.17		$0.14		$0.36		$0.28

MAGIC SOFTWARE ENTERPRISES LTD.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
	Unaudited		Unaudited

GAAP gross profit	$24,793	$24,584	$49,609	$46,876
Amortization of capitalized software and acquired technology	1,393	1,218	2,681	2,433
Amortization of other intangible assets	268	138	536	275
Non-GAAP gross profit	$26,454	$25,940	$52,826	$49,584

GAAP operating income	$9,842	$8,038	$18,588	$16,426
Gross profit adjustments	1,661	1,356	3,217	2,708
Amortization of other intangible assets	1,338	1,619	2,578	2,820
Capitalization of software development	(846)	(1,298)	(1,690)	(2,252)
Costs related to acquisitions	228	980	501	980
Stock-based compensation	-	-	-	75
Non-GAAP operating income	$12,223	$10,695	$23,194	$20,757

GAAP net income attributable to Magic's shareholders	$5,737	$4,835	$11,590	$10,187
Operating income adjustments	2,381	2,657	4,606	4,331
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(175)	(311)	(175)	(619)
Changes in unsettled fair value of contingent consideration related to acquisitions	375	-	1,148	-
Deferred taxes on the above items	(218)	(90)	306	(156)
Non-GAAP net income attributable to Magic's shareholders	$8,100	$7,091	$17,475	$13,743

Non-GAAP basic net earnings per share	$0.17	$0.14	$0.36	$0.28
Weighted average number of shares used in computing basic
net earnings per share	49,002	48,891	48,980	48,876

Non-GAAP diluted net earnings per share	$0.17	$0.14	$0.36	$0.28
Weighted average number of shares used in computing diluted
net earnings per share	49,042	48,985	49,044	48,975

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	June 30,	December 31,
	2020	2019
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$79,023	$81,915
Short-term bank deposits	8,107	6,996
Marketable securities	2,265	6,600
Trade receivables, net	92,913	96,694
Other accounts receivable and prepaid expenses	11,448	12,845
Total current assets	193,756	205,050

LONG-TERM RECEIVABLES:
Severance pay fund	4,065	4,013
Deferred tax assets	2,601	2,188
Operating lease right-of-use assets	23,469	14,956
Other long-term receivables	2,603	3,594
Other long-term deposits	2,285	2,285
Total long-term receivables	35,023	27,036

PROPERTY AND EQUIPMENT, NET	5,032	3,649
INTANGIBLE ASSETS AND GOODWILL, NET	171,142	168,871

TOTAL ASSETS	$404,953	$404,606

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$6,577	$7,079
Trade payables	11,035	10,990
Accrued expenses and other accounts payable	31,961	32,619
Current maturities of operating lease liabilities	3,103	3,833
Liabilities due to acquisition activities	4,687	3,638
Deferred revenues and customer advances	9,629	8,724
Total current liabilities	66,992	66,883

NON-CURRENT LIABILITIES:
Long-term debt	18,673	15,540
Deferred tax liability	12,881	11,069
Long-term operating lease liabilities	20,368	11,119
Long-term liabilities due to acquisition activities	7,181	8,613
Accrued severance pay	4,866	4,770
Total non-current liabilities	63,969	51,111

REDEEMABLE NON-CONTROLLING INTERESTS	12,419	21,915

EQUITY:
Magic Software Enterprises equity	248,133	247,838
Non-controlling interests	13,440	16,859
Total equity	261,573	264,697

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$404,953	$404,606

MAGIC SOFTWARE ENTERPRISES LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. Dollars in thousands

	For the six months ended June 30,
	2020	2019
	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$13,901	$12,703
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,320	6,138
Stock-based compensation	-	75
Change in deferred taxes, net	(101)	(392)
Amortization of marketable securities premium and accretion of discount	44	64
Net change in operating assets and liabilities:
Trade receivables, net	7,423	7,470
Other long-term and short-term accounts receivable and prepaid expenses	290	1,446
Trade payables	(815)	(4,101)
Exchange rate of loans	(123)	1,109
Accrued expenses and other accounts payable	150	(2,241)
Deferred revenues	990	4,314
Net cash provided by operating activities	28,079	26,585

Cash flows from investing activities:

Capitalized software development costs	(1,689)	(2,252)
Purchase of property and equipment	(1,660)	(670)
Cash paid in conjunction with acquisitions, net of acquired cash	(4,832)	(8,183)
Proceeds from maturity and sale of marketable securities	4,309	2,450
Proceeds from (Investment in) short-term bank deposits	(1,111)	6,844
Net cash used in investing activities	(4,983)	(1,811)

Cash flows from financing activities:

Proceeds from exercise of options by employees	229	(12)
Issuance of ordinary shares, net	-	(9)
Dividend paid	(3,918)	(7,335)
Dividend paid to non-controlling interests	(5,176)	(56)
Dividend paid to redeemable non-controlling interests	(923)	(1,900)
Purchase of redeemable non-controlling interest	-	(209)
Purchase of non-controlling interest	(18,016)	-
Short-term and long-term loans received	4,905	878
Repayment of short-term and long-term loans	(2,105)	(6,594)
Net cash used in financing activities	(25,004)	(15,237)

Effect of exchange rate changes on cash and cash equivalents	(984)	685

Increase (decrease) in cash and cash equivalents	(2,892)	10,222
Cash and cash equivalents at the beginning of the year	81,915	87,126
Cash and cash equivalents at end of the period	$79,023	$97,348